The Vantagepoint Funds
FYE 12/31/02
Attachment Filed in Response to Form N-SAR Sub-Item 77E
Legal Proceedings


In connection with this N-SAR filing, the following is a description of the only litigation in which the registrant is presently engaged: First Pacific Advisers vs. The Vantagepoint Funds and Vantagepoint Investment Advisers, LLC.

First Pacific Advisers("FPA") is a subadviser that was terminated. They filed a lawsuit against Vantagepoint Investment Advisers, LLC("VIA") and the The Vantagepoint Funds(" VP Funds") claiming that they were owed an extra 30 days worth of advisory fees under their contract. The VIA/VP Funds position is that assets can be reallocated at any time, as specified in the contract and, once a reallocation has occurred, no additional fees are due because the subadviser is not managing assets.

The amount in question is approximately $180,000. These proceedings were instituted in the U.S. District Court for the Southern District of California on January 2, 2002. Trial is scheduled for March of 2003. VIA has undertaken to assume all of the expenses and any losses associated with the litigation, so there is no possibility that the VP Funds will sustain a loss.